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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                 SCHEDULE 13D/A


                                 Amendment No. 3
                    Under the Securities Exchange Act of 1934


                               LIFEWAY FOODS, INC.
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                                (Name of Issuer)


                           Common Stock, No Par Value
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                         (Title or Class of Securities)


                                    531914109
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                                 (CUSIP Number)

                              Julie Smolyansky, CEO
                               Lifeway Foods, Inc.
                              6431 West Oakton St.
                             Morton Grove, IL 60053
                                 (847) 967-1010
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            (Name, Address and Telephone Number of Person Authorized
                     to Received Notices and Communications)


                                 April 27, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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===================
CUSIP No. 531914109
===================


1)     Name of Reporting Person:

       Ludmila Smolyansky, independent executor of the Estate of Michael Smolyansky.

2)     Check the Appropriate Box if a member of a Group:

       (a) |X|
       (b) |_|

3)     SEC Use Only


4)     Source of Funds (See Instructions):

       OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       |_|

6)     Citizenship or Place of Organization:

       U.S. CITIZEN



Number of Shares Beneficially Owned by Each Reporting Person With:

7)     Sole Voting Power:         4,079,076 (48.3%)


8)     Shared Voting Power:  --


9)     Sole Dispositive Power:   4,079,076 (48.3%)


10)    Shared Dispositive Power:   --


11)    Aggregate Amount Beneficially Owned by Each Reporting Person:
       4,079,076 shares (48.3%).


12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|


13)    Percent of Class Represented by Amount in Row (11):  48.3%


14)    Type of Reporting Person:

       OO

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===================
CUSIP No. 531914109
===================


1)     Name of Reporting Person:

       Ludmila Smolyansky


2)     Check the Appropriate Box if a member of a Group:

       (a) |X|
       (b) |_|

4)     SEC Use Only


4)     Source of Funds (See Instructions):

       OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       |_|

6)     Citizenship or Place of Organization:

       U.S. CITIZEN



Number of Shares Beneficially Owned by Each Reporting Person With:

7)     Sole Voting Power:  4,079,076 (48.3%)


8)     Shared Voting Power:  --


9)     Sole Dispositive Power:   4,079,076 (48.3%)


10)    Shared Dispositive Power:  --


11)    Aggregate Amount Beneficially Owned by Each Reporting Person:
       4,079,076 shares (48.3%).


12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|


13)    Percent of Class Represented by Amount in Row (11): 48.3%


14)    Type of Reporting Person:

       IN

                                       -3-
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                         AMENDMENT NO. 3 TO SCHEDULE 13D

         Ludmila Smolyansky hereby amends and supplements the statement on
Schedule 13D previously filed by Ludmila Smolyansky with the Securities and Exchange Commission, with respect to the common stock, no par value (the "Common Stock") of Lifeway Foods, Inc., an Illinois corporation, with its principal executive offices at 6431 W. Oakton Street, Morton Grove, Illinois 60053 (the "Issuer"). Except as amended and supplemented, the Statement, including the definitions of terms not otherwise defined herein, remains in full force and effect.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to Rule 13d-2(a) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "'34 Act"), this Amendment No. 3 to the
Schedule 13D amending the Schedule 13D dated July 1, 2002 and filed April 30, 2003 by Ludmila Smolyansky and previously amended with amendments filed on April 30, 2003 and December 19, 2003, reflects a material change in the amount of Common Stock beneficially owned by Ludmila Smolyansky as determined in accordance with Section 13(d) under the '34 Act and Rule 13d-2 thereunder. Since the last amendment was filed, the Issuer declared and made a 2:1 stock split. The share numbers used in this Amendment No. 3 reflect post-split share amounts.

         Between April 12 and April 29, 2004, Ludmila Smolyansky's beneficial ownership of shares of Common Stock has decreased by 173,600, or approximately 2.1% of the 8,441,988 issued and outstanding shares of Common Stock. The total aggregate consideration paid to both Ludmila Smolyansky and the Estate in connection with these sales of Common Stock was $3,869,162. The sales of individual and Estate shares occurred as follows:

         On April 12, 2004, Ludmila Smolyansky sold 25,600 shares of Common Stock she owned individually at an average price of approximately $23.63 per share. The aggregate consideration Ludmila Smolyansky received in connection with the April 12, 2004 sales was $605,023. On that date, the Estate also sold 53,000 shares of Common Stock at an average price of approximately $23.09 per share. The aggregate consideration the Estate received in connection with the April 12, 2004 sales was $1,223,744.80.

         On April 27, 2004, the Estate sold 68,000 of the shares of Common Stock at an average price of approximately $21.75 per share. The aggregate consideration the Estate received in connection with the April 27, 2004 sales was $1,472,035.

         On April 28, 2004, the Estate sold 16,000 shares of Common Stock at an average price of approximately $21.58 per share. The aggregate consideration received by the Estate in connection with the April 28, 2004 sales was $345,355.

         On April 29, 2004, the Estate sold 11,000 of shares of Common Stock at an average price of approximately $20.27 per share. The aggregate consideration received by the Estate in connection with the April 29, 2004 sales was $223,005.


ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the sale of 26,500 shares of Common Stock by Ludmila Smolyansky individually was to diversify her individual investment portfolio. The purpose of the sales of the 148,000 shares by the Estate was to provide necessary liquidity to the Estate to defraying accumulated administration and tax planning costs prior to closing the Estate.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Under Section 13(d) of the `34 Act, Ludmila Smolyansky is deemed to have beneficial ownership of 4,079,076 shares of Common Stock, representing 48.3% of the total outstanding Common Stock. Ludmila owns 442,400 shares of Common directly and has indirect beneficial ownership of 3,636,676 shares of Common Stock. Of the indirectly owned shares, 3,620,676 are held in the Estate, of which Ludmila Smolyansky is the independent executor, and 16,000 shares are held in the Smolyansky Family Foundation, of which Ludmila Smolyansky is the sole trustee.
                                       -4-
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         (b) Ludmila Smolyansky has sole power to vote 4,079,076 shares of
Common Stock, representing 48.3% of the total outstanding Common Stock, and does not share voting power for any shares of Lifeway Common Stock. Ludmila Smolyansky has sole voting and dispositive power over all of the shares she owns directly and indirectly

         (c) Not applicable.

         (d) Proceeds from the sale of any the 3,636,676 shares of Common Stock indirectly beneficially owned by Ludmila Smolyansky in her capacity as independent executor of the Estate would inure solely to the Estate for the duration of the administration of the Estate. Upon the conclusion of the administration of the Estate, the 3,636,676 remaining shares of Lifeway Common Stock will be transferred pursuant to the terms of the Last Will and Testament of Michael Smolyansky (Ludmila's husband during his lifetime), subject to any disclaimers. At the time of this filing, Julie Smolyansky and Edward Smolyansky (Ludmila and Michael's children), had filed disclaimers as to certain property in the Estate. The nature and total value of disclaimed Estate property will be determined upon the conclusion of the administration of the Estate. At the time of this filing, administration of the Estate has not yet concluded.

         (e) Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


         Exhibit 20.1 Last Will and Testament of Michael Smolyansky (Incorporated by reference to Exhibit 20.1 of the Schedule 13D dated July 1, 2002 previously filed by Ludmila Smolyansky).









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                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: May 6, 2003                                   /s/ Ludmila Smolyansky
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                                                     Ludmila Smolyansky

























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